Exhibit 21.1

LIST OF SUBSIDIARIES OF VOLATO GROUP, INC.

Subsidiary	Jurisdiction of Incorporation
Volato, Inc. (Legacy Volato)	Georgia
Gulf Coast Aviation, Inc.	Texas
G C Aviation, Inc. d/b/a Volato	Texas
Fly Vaunt, LLC	Georgia